EXHIBIT 99.1

Motif Bio Announces Appointment of Bruce Williams as Interim Chairman and Resignation of Richard Morgan from the Board

NEW YORK, March 18, 2019 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM/Nasdaq: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that Richard C. E. Morgan has tendered his resignation as Non-executive Chairman and is stepping down from the Board of Directors, effective immediately, to focus on other business commitments. Bruce Williams, a long-standing Board member, has been appointed Interim Chairman. Mr. Morgan has agreed to remain available to the Company in the coming months on an as needed basis to ensure a smooth transition.

“On behalf of Motif Bio and the Board of Directors, I thank Richard for his mentorship, dedicated service and support over many years since the foundation of Motif Bio and wish him the best in his future endeavours,” said Graham Lumsden, Chief Executive Officer of Motif Bio. “We are delighted that Bruce has agreed to step into the interim Chairman role. He is a strong leader who has held senior executive positions, particularly in strategic product planning and commercialisation, at a number of biopharmaceutical companies. I look forward to continuing to work with him as Motif Bio seeks to advance iclaprim towards approval. We have submitted a meeting request and package to the FDA and expect to work collaboratively with the Agency over the coming weeks.”

Bruce Williams, Interim Chairman of the Board of Motif Bio, said:  “I am pleased to have the opportunity to serve in this role. All of us on the Board have full confidence in the management team and are convinced that the best path forward for iclaprim will be found.”

Bruce Williams has significant operational experience in the biopharmaceutical industry and has held senior leadership positions at both large pharmaceutical firms and start-up biotechs. He served as Senior Vice President, Global Business Management at Enzon Pharmaceuticals, where he led the company’s commercial functions. Prior to that, he was Senior Vice President, Sales & Marketing at Genta Incorporated, where he built and led the sales and marketing function and negotiated a licensing and co-development/co-marketing agreement with Aventis for the company’s lead product. He was previously Vice President of Sales & Marketing at Celgene Corporation, where he built the company’s commercial and distribution infrastructure to support the launch of its first product, Thalomid (thalidomide). Earlier in his career, Mr. Williams was Executive Director, Marketing at Ortho Biotech (subsidiary of Johnson & Johnson), where he led the marketing of Procrit (epoetin alfa) from pre-approval through its first year of $1 billion in sales. In addition to Motif Bio, Mr. Williams currently serves on the board of Afaxys Incorporated. He also serves on the Board of Trustees of Rutgers Preparatory School and is Treasurer and Trustee of the Independent School Chair Association. He holds an MBA from Columbia University and a Bachelor of Arts degree in biology from Syracuse University.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0) 89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM/Nasdaq: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.